UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
              [ ] Form N-SAR

                      For Period Ended: June 30, 2003

    [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K  [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:______________________________________

 Read Instruction (on back page) Before Preparing Form. Please Print or type.

           NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
            COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of filing checked above, identify the
Item(s) to which the notification relates:

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                         PART I- REGISTRANT INFORMATION


                             Oxford Technologies Inc.
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Full Name of Registrant

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Former Name if Applicable

                               524 Westgate Drive
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Address of Principal Executive Office (street and Number)

                             Edison, New Jersey 08820
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City, State, and Zip Code



                          PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X ]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effortor expense;

 [  ]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [  ]  (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


                              PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Oxford Technologies Inc. ("Oxford" or "Registrant") is unable to complete the preparation of its financial statements for the three months ended June 30, 2003 by August 15, 2003 without unreasonable effort and expense.

As previously reported on Form 8-K dated February 18, 2003, Oxford entered into a Share Exchange Agreement with Great Admirer Limited, a Hong Kong corporation ("Great Admirer"), pursuant to which Oxford issued 13,564,002 shares of its common stock to Great Admirer in exchange for all issued and outstanding ordinary shares of Axiom Manufacturing Services Limited ("Axiom") on a one-to -one basis. Axiom is an electronics manufacturing service provider in the United Kingdom and a subsidiary of Great Admirer. As a result of this transaction, Axiom becomes Oxford's wholly-owned subsidiary.

Because the financial statements of Axiom were originally prepared under the UK GAAP, the Registrant is currently working with its independent accountants to re-audite and restate Axiom's financial statements under the US GAAP and US GAAS for the years ended March 31, 2001 and 2002, and for the nine months ended December 31, 2003. The re-audit is expected to be completed within a reasonably short period of time.

As soon as the Company's independent accountants complete the re-audit, they will begin to review the Company's quarterly financial statements for the quarters ended March 31 and June 30, 2003.

As of this date, the Registrant is unable to complete Registrant's financial statements for such periods. Accordingly, Registrant is unable to file its Form 10-QSB for the three months ended June 30, 2003 as of this date and currently anticipates that it will be unable to file such Form 10-QSB within five calendar days following the prescribed due date.


                         PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Jacinta Sit              (908)                  412-9210
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    (Name)               (Area Code)           (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).       Yes    [X]   No   [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject or portion thereof?
Yes [X]     No  [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See above. The Registrant is continuing to work with its independent accountants to complete the reaudit and audit of its financial statements as described above. The Registrant intends to provide reasonable estimates of the results of operations for years ending March 31, 2001 and 2002, for the nine months ended December 31, 2002, and for the three months ended March 31 and June 30, 2003 as soon as reasonably practicable.

                              Oxford Technologies Inc.
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                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August 14, 2003

By:   /s/ Jacinta Sit
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      Jacinta Sit, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations  (See 18 U.S.C.  1001)
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GENERAL INSTRUCTIONS

  1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934

  2. One Signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

  3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

  4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

  5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b)of Regulation S-T.